Roslynn L. Steiner

CONTACT ■■■■■■■■■■

EDUCATION

Norwalk High School	3.7 GPA General Education Diploma

Cerritos Jr. College	3.8 Associates of Arts Degree

2 year Register Dental Assisting Program

- Certification
- California State Registered Dental Assistant/Coronal Polishing License 36565
- X-ray License DA23
- Surgical Assisting Training in both Periodontics and Oral Surgery
- Received training and internship in: General Practice, Orthodontics, Endodontics, Pedodontics, and Prosthodontics
- Completed 272 hours of Internship at the University of Southern California Oral Surgery Department as a Surgical Assistant

Completed all the required Pre-Dental Hygiene Science Courses

EXPERIENCE

08/15/2008-Present	**President** Steiner Biotechnology Henderson, NV
01/012015-Present	**Founder, OsNovum** Formed the core for OsNovum by developing the research needed to apply the current technology of SteinerBio and introducing it to the treatment of osteoporotic lesions
2005-2008	**Supervisor, Registered Dental Assistant** Vineyard Dental Dr. Mickey Francis DDS Santa Rosa, CA Surgical Assistant Periodontics, Endodontics, and General Dentistry
2002-2005	**Supervisor, Registered Dental Assistant** Dr. Kenneth Alford DDS Santa Rosa, CA Orthodontics and General Dentistry
1997-2002	

Supervisor, Treatment Coordinator, Registered Dental Assistant
Dr. Robert Tradewell DDS
Rohnert Park, CA
General Dentistry

1994-1997   **Supervisor, Treatment Coordinator, Registered Dental Assistant**
Megdal Dental Care
Bellflower, CA
Oral Surgery and General Dentistry
Designed and organized the opening of new healthcare facilities

1990-1994   **Supervisor, Registered Dental Assistant**
Western Dental Belflower
Bellflower, CA
General Dentistry
Designed and organized the opening of new healthcare facilities

1990-1992   **Registered Dental Assistant**
Dr. Ralph Nicassio
Norwalk, CA
Orthodontics and General Dentistry

1989-1990   **Registered Dental Assistant**
Dr. A. Sujan DDS
Bellflower, CA
Pedodontics and General Surgery

Dental Office Supervisor Duties:
- Staff training
- Maintain an organized and clean environment at all times
- PPE's and sterilization processes are implemented and taught to all staff members
- OSHA and safety regulations
- Record keeping and managing filing systems
- Hiring and firing of staff
- Ordering of equipment and dental materials
- Equipment and instrumentation maintenance
- Keeping daily logs for various duties
- Ensure all staff is up to date with licensing, including CE Credits
- Schedule meetings with staff, management, and doctors
- Coordinate assistants with doctors
- Coordinate and direct staff and doctors to stay on schedule
- Assist in surgery when needed
- Surgical room set up and break down

RESEARCH EXPERIENCE

Minimally invasive sinus augmentation

Steiner GG, **Steiner DM**, Herbias MP, **Steiner R.** J Oral Implantol. 2010;36(4):295-304. doi: 10.1563/AAID-JOI-D-09-00010. PMID: 20735266

The healing socket and socket regeneration.

Steiner GG, Francis W, Burrell R, Kallet MP, **Steiner DM**, **Macias R**. Compend Contin Educ Dent. 2008 Mar;29(2):114-6, 118, 120-4 passim. PMID: 18429427